[redacted]

06002953 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFS Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Bay Hill Court
(No. and Street)

Fairfax (City) Virginia (State) 22033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Hoffman 703-817-1162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 North Washington, Street, Suite 600, Rockville, MD 20850
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAY 12 2006

SEC MAIL RECEIVED FEB 28 2006 WASH. D.C. 203 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFS Capital LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

My commission expires 5/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFS CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Santos, Postal
& Company
P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Member of HFS Capital LLC
Bethesda, MD 20814

We have audited the accompanying balance sheet of HFS Capital, LLC., as of December 31, 2005 and the related statement of operations, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of HFS Capital, LLC, as of December 31, 2004, were audited by other auditors whose report dated February 18, 2005, expressed an unqualified opinion on that financial statement.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFS Capital, LLC., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company P.C.

February 22, 2006

HFS CAPITAL, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS

	2005	2004
Cash	$ 11,608	$ 17,830
Total assets	$ 11,608	$ 17,830

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Liabilities		
Accrued expenses	$ 3,578	$ 10,125
Member's equity		
Contributed capital	48,566	37,666
Accumulated deficit	(40,536)	(29,961)
Total member's equity	8,030	7,705
Total liabilities and member's equity	$ 11,608	$ 17,830

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2005	2004
Revenue		
Advisory fees and commissions	$ 298,377	$ 298,860
Costs and expenses		
Subcontractor costs	287,922	291,320
Taxes and licenses	8,694	4,095
Professional fees	9,725	3,134
Bank charges	35	14
Administrative	2,109	-
Insurance	467	-
	308,952	298,563
Net income (loss)	$ (10,575)	$ 297

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL, LLC
STATEMENT OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balances at December 31, 2003	$ 38,466	$ (30,258)	$ 8,208
Net income	-	297	297
Return of member's capital	(800)	-	(800)
Balance at December 31, 2004	37,666	(29,961)	7,705
Net loss	-	(10,575)	(10,575)
Contribution from member	10,900	-	10,900
Balance at December 31, 2005	$ 48,566	$ (40,536)	$ 8,030

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31,

		2005		2004
Cash flows from operating activities:				
Net income (loss)	$	(10,575)	$	297
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Increase (decrease) in accrued expenses		(6,547)		10,125
Net cash provided by (used in) operating activities		(17,122)		10,422
Cash flows from financing activities:				
(Return) contribution of member's capital		10,900		(800)
Net cash provided by (used in) financing activities		10,900		(800)
Net increase (decrease) in cash		(6,222)		9,622
Cash at the beginning of the year		17,830		8,208
Cash at the end of the year	$	11,608	$	17,830

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

HFS Capital LLC (the Company) was organized in the Commonwealth of Virginia in June 2000 to operate as a minimum net-capital registered broker-dealer and is a member of the National Association of Securities Dealers. The Company provides an array of services including merger, acquisition and divestiture services, and assistance with securing debt or equity financing, business valuation, business planning and other corporate finance advisory services.

The significant accounting policies followed by the Company are described below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

REVENUE RECOGNITION

Advisory fees are recognized as earned as the related services are performed. Commissions are recorded on the closing date of the related transaction.

INCOME TAXES

The Company is a limited liability company for federal income tax purposes. Accordingly, it is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes generated by the Company flow to its members.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a common owned entity under which the Company may use office space and personnel. The Company incurred $131,863 and $114,110 of subcontractor costs under this arrangement during the years ended December 31, 2005 and 2004, respectively.

HFS CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 3: NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rules 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company has net capital of $8,030, which was $3,031 in excess of its required net capital of $5,000. At December 31, 2004, the Company had net capital of $7,705, which was $2,705 in excess of its required capital of $5,000.

The Company qualifies under the Section (k)(2) exemption to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

HFS CAPITAL, LLC
SCHEDULE 1 – COMPUTATION OF NET CAPITAL
UNDER RULES 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital		
Total member's equity	$	8,030
Adjustments to calculate net capital		-
Net Capital	$	8,030
Aggregate indebtedness – accrued expenses	$	3,578
Computation of basic net capital requirement		
Minimum net capital required (greater of $10,125 x 6 2/3% or $5,000)	$	5,000
Excess net capital	$	3,030
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as originally submitted and as amended	$	8,030
Reconciling items		-
Net capital per above	$	8,030

See report of independent auditor's.